UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  January 23, 2019

ENLINK MIDSTREAM PARTNERS, LP

(Exact name of registrant as specified in its charter)

DELAWARE	001-36340	16-1616605
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1722 ROUTH STREET, SUITE 1300
DALLAS, TEXAS	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 953-9500

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 5.07.                                        Submission of Matters to a Vote of Security Holders.

As previously disclosed, on October 21, 2018, EnLink Midstream, LLC (“ENLC”), EnLink Midstream Manager, LLC, the managing member of ENLC, NOLA Merger Sub, LLC, a wholly-owned subsidiary of ENLC (“Merger Sub”), EnLink Midstream Partners, LP (“ENLK”), and EnLink Midstream GP, LLC, the general partner of ENLK, entered into a definitive Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into ENLK, with ENLK surviving the merger as a subsidiary of ENLC (the “Merger”).

The completion of the Merger is subject, among other conditions, to the affirmative vote of holders of at least a majority of (i) the issued and outstanding common units representing limited partner interests in ENLK (“ENLK Common Units”) and (ii) the issued and outstanding Series B Cumulative Convertible Preferred Units representing limited partner interests in ENLK (the “ENLK Series B Units” and, together with the ENLK Common Units, the “ENLK Voting Units”), voting together as a single class.

On January 23, 2019, ENLK convened its special meeting (the “ENLK Unitholder Meeting”) of the holders of the ENLK Voting Units (the “ENLK Voting Unitholders”) to vote on (i) the proposal to approve the Merger Agreement (the “ENLK Merger Proposal”) and (ii) the proposal to approve the adjournment of the ENLK Unitholder Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there were not sufficient votes at the time of the ENLK Unitholder Meeting to approve the ENLK Merger Proposal at the ENLK Unitholder Meeting (the “ENLK Adjournment Proposal” and, together with the ENLK Merger Proposal, the “Proposals”).  The Proposals are described in ENLK’s joint information statement/proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2018 (the “Proxy Statement”).

As of the close of business on December 18, 2018, the record date for the ENLK Unitholder Meeting, there were 353,112,703 ENLK Common Units outstanding and entitled to vote at the ENLK Unitholder Meeting and 58,728,994 ENLK Series B Units outstanding and entitled to vote at the ENLK Unitholder Meeting.  A quorum of 377,685,237 ENLK Voting Units was represented in person or by proxy at the ENLK Unitholder Meeting.  A summary of the voting results for the Proposals is set forth below:

The holders of a majority of the ENLK Voting Units voted in favor of the ENLK Merger Proposal. Set forth below are the tabulated votes “For” and “Against” the ENLK Merger Proposal, as well as the number of votes “Abstaining”. There were no broker non-votes with respect to the ENLK Merger Proposal.

Votes For	Votes Against	Votes Abstaining
376,435,273	788,354	461,610

The holders of a majority of the ENLK Voting Units voted in favor of the ENLK Adjournment Proposal. Set forth below are the tabulated votes “For” and “Against” the ENLK Adjournment Proposal, as well as the number of votes “Abstaining”. There were no broker non-votes with respect to the ENLK Adjournment Proposal.

Votes For	Votes Against	Votes Abstaining
376,360,180	847,388	477,669

Although the ENLK Adjournment Proposal was approved, an adjournment of the ENLK Unitholder Meeting was not necessary because holders of a majority of the ENLK Voting Units voted in favor of the ENLK Merger Proposal.

Item 8.01.                                        Other Events.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially than those indicated herein.  Therefore, you should not rely on any of these forward-looking statements.  All statements, other than statements of historical fact, included in this Current Report constitute forward looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about the proposed transaction, the timing of the consummation of the proposed transaction, if it will be consummated at all, and other statements that are not historical facts.  Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of ENLK and ENLC, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements.  These and other applicable uncertainties, factors, and risks are described more fully in ENLK’s and ENLC’s filings with the SEC, including ENLK’s and ENLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Neither ENLK nor ENLC assumes any obligation to update any forward-looking statements.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction referred to in this communication, on November 8, 2018, ENLC filed with the SEC a registration statement on Form S-4, as amended on December 6, 2018, that included a preliminary joint information statement and proxy statement of ENLC and ENLK and that also constitutes a preliminary prospectus of ENLC.  The registration statement was declared effective by the SEC on December 10, 2018. ENLK and ENLC commenced mailing the definitive joint information statement/proxy statement/prospectus to their respective unitholders on or about December 10, 2018.  This communication is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that

ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transaction.  On January 23, 2019, ENLK’s unitholders approved the Merger Agreement at a special meeting.

INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the joint information statement/proxy statement/prospectus and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696.

Participants in the Solicitation

ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018.  Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENLINK MIDSTREAM PARTNERS, LP

	By:	EnLink Midstream GP, LLC,
its General Partner

Date: January 23, 2019	By:	/s/ Eric D. Batchelder
Eric D. Batchelder
Executive Vice President and
Chief Financial Officer